Exhibit (a)(1)(E)
Form of Confirmation E-mail
SMART Modular Technologies (WWH), Inc. (the “Company”) has received your Election Form (attached to this e-mail). If you change your mind, you may change your election as to some or all of your eligible options by submitting a new, properly signed and completed Election Form via facsimile, e-mail or by hand delivery before 5:00 p.m., Pacific Time, on September 25, 2009 or, if the offer is extended, the last day the offer remains open, to:
Kimberley McKinney, HR Manager
SMART Modular Technologies (WWH), Inc.
39870 Eureka Drive
Newark, California 94560
Fax: (510) 624-8245
E-mail: Option.Exchange@smartm.com
The submission of the required documents must be made by the deadline indicated above. The Company cannot accept late submissions, and the Company therefore urges you to respond early to avoid any last minute problems. Only documents that are complete, signed and actually received by Kimberley McKinney by the deadline will be accepted. Documents submitted by any other means, including U.S. mail or other post and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to Jack Moyer, Vice President, Human Resources, at (510) 624-8242 or Kimberley McKinney, HR Manager, at (510) 624-8193 or via the e-mail address shown above.
Please note that the Company’s receipt of your Election Form is not by itself an acceptance of the options for exchange. For purposes of the Offer, the Company will be deemed to have accepted options for exchange that are validly tendered and not properly withdrawn as of when the Company gives oral or written notice to the option holders generally of its acceptance for exchange of such options, which notice may be made by press release, e-mail or other method of communication. The Company’s formal acceptance of the properly tendered options is expected to take place shortly after the end of the Offer period.
This notice does not constitute the Offer to Exchange. The full terms of the Offer are described in (1) the Offer to Exchange; (2) the e-mail from Iain MacKenzie, dated August 27, 2009; (3) the Summary of the Option Exchange Program; (4) the Election Form; (5) the Instructions Forming Part of the Terms and Conditions of the Offer; and (6) the Agreement to Terms of Election. You may access these documents on the Company’s website at http://smprd.sap.smartm.com:8000/docs or through the U.S. Securities and Exchange Commission’s website at www.sec.gov.